Filed by Penn National Gaming, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Pinnacle Entertainment, Inc.

Commission File No.:  001-37666

The following letter was issued to employees of Pinnacle Entertainment, Inc. on December 18, 2017.

Dear Pinnacle Team Members,

On behalf of Penn National Gaming, and its more than 19,000 employees, I am writing to express our excitement over the agreement we announced earlier this week to acquire Pinnacle Entertainment.

We have long admired Pinnacle and have tremendous respect for what your company has achieved.  We share similar core values and a strong commitment to providing an outstanding entertainment experience for our guests.

This transaction is an important milestone for Penn and aligns with our strategic plan, which is focused on growing our unique portfolio of 29 casino, racetrack, retail gaming and social gaming assets in 18 jurisdictions across North America.  By combining our companies, we can maximize the benefit of having two of the gaming industry’s most talented, experienced and capable teams under one tent.  In addition, upon completion of the transaction, our company will have significantly greater operational and geographic diversity, with a combined 41 properties in 20 jurisdictions and more than 35,000 employees.  Another added benefit is being able to combine two of the top customer loyalty programs in the industry, which will better position us to drive play at all of our properties — in particular at Tropicana Las Vegas and M Resort.

We expect the transaction to close in the second half of 2018, subject to approval by Penn and Pinnacle shareholders, as well as gaming and regulatory approvals and other customary closing conditions.  Until that time, Penn and Pinnacle will continue to operate as independent companies and it remains business as usual for both of our companies.

Throughout our history, we have been very fortunate to acquire some terrific gaming assets from companies such as Hollywood Casinos, Argosy Gaming, Caesars Entertainment and others.  As a result, many of our team members began their careers elsewhere but have quickly become integral members of the Penn family.  I very much look forward to the same for you, and am confident that we’ll be able to achieve great things together as we continue to build a larger, more innovative and successful company.

Sincerely,

Tim Wilmott CEO of Penn National Gaming